SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Wolverine Tube, Inc.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
978093 10 2
(CUSIP Number)
Thomas H. O’Donnell, Jr.
100 N. Tryon Street, Suite 4700
Charlotte, North Carolina 28202
(704) 331-3542
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
September 28, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	978093 10 2	Page	2	of	12
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAME OF REPORTING PERSON Plainfield Special Situations Master Fund Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		63,916,269 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,548,589 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,916,269 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.6%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	978093 10 2	Page	3	of	12

1	NAME OF REPORTING PERSON Plainfield Asset Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		63,916,269 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

36,094,045 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,916,269 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.6%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	978093 10 2	Page	4	of	12

1	NAME OF REPORTING PERSON Plainfield Capital Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		63,916,269 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

28,241,818 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,916,269 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.6%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	978093 10 2	Page	5	of	12

1	NAME OF REPORTING PERSON Plainfield OC Master Fund Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		63,916,269 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,415,455 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,916,269 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.6%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	978093 10 2	Page	6	of	12

1	NAME OF REPORTING PERSON Plainfield Special Situations Master Fund II Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		63,916,269 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,888,182 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,916,269 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.6%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	978093 10 2	Page	7	of	12

1	NAME OF REPORTING PERSON Max Holmes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		63,916,269 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

36,094,045 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,916,269 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.6%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	978093 10 2	Page	8	of	12
Explanatory Note
     This Amendment No. 4 amends and supplements the Schedule 13D originally filed with by Plainfield Special Situations Master Fund Limited (“Master Fund”), Plainfield Asset Management LLC and Max Holmes (collectively, “Plainfield”) on February 26, 2007 (the “Original Schedule 13D”), as previously amended by Amendment No. 1 to the Original Schedule 13D filed on July 25, 2008 and by Amendment No. 2 to the Original Schedule 13D filed on September 9, 2008 and by Amendment No. 3 to the Original Schedule 13D filed on May 4, 2009 (as so amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 4 have the meanings ascribed to them in the Schedule 13D.
     The Schedule 13D is hereby amended to include Plainfield Capital Limited (“PCL”), Plainfield OC Master Fund Limited (“POCMF”) and Plainfield Special Situations Master Fund II Limited (“PSSMF”) as reporting persons (each a “Reporting Person”). Except as set forth herein, there are no other revisions to the Schedule 13D required to be made at this time.
Item 2. Identity and Background.
     The following paragraph shall be added to Item 2 of the Schedule 13D.
     The principal business of the Reporting Persons is to invest and trade in a wide variety of securities and financial instruments. The business address of each Reporting Person and Plainfield is c/o Plainfield Asset Management LLC (“PAM”), 100 West Putnam Avenue, Greenwich, CT 06830. Each Reporting Person is a Cayman Islands exempt company. The manager of each Reporting Person is PAM. The directors of POCMF are Max Holmes, David Bree and Kevin Williams. The directors of PSSMF II are Max Holmes, David Bree and Gordon Mattison. The directors of PCL are Max Holmes, Terri Lecamp and Cayman Private Manager I, Ltd, a Cayman Islands exempt company (“CPM”) formed for the purpose of managing PCL. The directors of CPM are Don Seymour, Roger H. Hanson, Tammy Seymour, Aldo Ghisletta, Ronan Guilfoyle and Gordon Mattison. (The directors of PCL, POCMF and PSSMF II are collectively referred to as the “Fund Directors”). Gordon Mattison, a director of PSSMF II and CPM, is a Canadian citizen. Aldo Ghisletta, a director of Master Fund and director of CPM, is a citizen of Switzerland. Except as stated above, each of the other directors named above is a U.S. Citizen.
     All of the Fund Directors have the same business address as each Reporting Person. During the last five years, no Reporting Person and, to the best of any Reporting Person’s knowledge, no Fund Director has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The following paragraph shall be added to Item 3 of the Schedule 13D.
     The Reporting Persons acquired beneficial ownership of shares of the Company’s Series A Preferred Stock as a contribution or assignment from its affiliate, Master Fund. In connection with a contribution from Master Fund, its parent, PCL received 31,066 shares of the Company’s Series A Preferred Stock. In connection with an assignment from Master Fund in exchange for common shares, POCMF and PSSMF II received 2,657 and 4,277 shares of the Company’s Series A Preferred Stock, respectively. On August 16, 2009, 108,060 options beneficially owned by Alpine and Alkest vested.
Item 4. Purpose of Transaction.
     The following paragraph shall be added to Item 4 of the Schedule 13D.

CUSIP No.	978093 10 2	Page	9	of	12
     Each of the Reporting Persons acquired the shares of Series A Preferred Stock of the Company for investment purposes. Except as set forth in this statement, none of the Reporting Persons, nor, to the best of their respective knowledge, any of the other persons identified in response to Item 2 above, presently has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reviews on a continuing basis their investment in the Company. Based on such review, a Reporting Person may acquire, or cause to be acquired, additional securities of the Company, dispose of, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of the general investment strategy of such Reporting Person, the Company’s business, financial condition and operating results, general market and industry conditions or other factors.
Item 5. Interest in Securities of the Issuer.
     (a) The information required by this Item 5(a) is incorporated by reference to Items 11 and 13 on pages 2 through 7 and Item 5(c) below.
     (b) The information required by this Item 5(b) is incorporated by reference to Items 7-10 on pages 2 through 7 and Item 5(c) below.
     (c) Item 5(c) of the Schedule 13D is supplemented with the following information.
     On August 16, 2009, 108,060 Stock Options held by Alpine vested. On September 28, 2009, Master Fund contributed or assigned the following shares of the Company’s Series A Preferred Stock to its affiliates: PCL, 31,066; POCMF, 2,657; and PSSMF II, 4,277. Accordingly, given Alpine’s holdings of 14,494 shares of Series A Preferred Stock, 10,000 shares of Series B Preferred Stock, 927,236 shares of Common Stock and certain options beneficially owned by Alpine and Alkest’s holdings of 2,000 shares of Series A Preferred Stock, the aggregate voting power of all shares of Series A Preferred Stock, Series B Preferred Stock, Common Stock and Alpine Stock Options currently beneficially owned by Alpine, Plainfield and Alkest is 63,916,269.
Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.
     The following paragraph shall be added to Item 6 of the Schedule 13D.
     Except as otherwise disclosed in this Schedule 13D, no Reporting Person has any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to securities of the Company, including but not limited to transfer or voting of any of the securities that are the subject of this Schedule 13D, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.
Dated: September 30, 2009

PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED
By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

PLAINFIELD ASSET MANAGEMENT LLC
By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Managing Director and General Counsel

CUSIP No.	978093 10 2	Page	10	of	12

PLAINFIELD CAPITAL LIMITED
By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

PLAINFIELD OC MASTER FUND LIMITED
By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

PLAINFIELD SPECIAL SITUATIONS MASTER FUND II LIMITED
By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

MAX HOLMES
By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact*

*	Duly authorized pursuant to Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, included as Appendix B to this Schedule 13D.
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.	978093 10 2	Page	11	of	12
APPENDIX A
     JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(K)(1) This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Exchange Act and the rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.
Dated: September 30, 2009

PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED
By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

PLAINFIELD ASSET MANAGEMENT LLC
By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Managing Director and General Counsel

PLAINFIELD CAPITAL LIMITED
By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

PLAINFIELD OC MASTER FUND LIMITED
By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

PLAINFIELD SPECIAL SITUATIONS MASTER FUND II LIMITED
By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

CUSIP No.	978093 10 2	Page	12	of	12

MAX HOLMES
By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact*

*	Duly authorized pursuant to Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, included as Appendix B to this Statement on Schedule 13D.